Exhibit 99.2

GOLD RESERVE INC.
March 31, 2018
Management’s Discussion and Analysis

U.S. Dollars

(unaudited)

 Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview

This Management’s Discussion and Analysis of Financial Condition and Results of Operations, dated
May 22, 2018 is intended to assist in understanding and assessing our results of operations and financial condition and should be read in conjunction with the March 31, 2018 interim consolidated financial statements and related notes. All dollar amounts herein are expressed in U.S. Dollars.

EXPLORATION PROSPECTS

Siembra Minera

In August 2016, we executed an agreement with the government of Venezuela to form a jointly owned company and in October 2016, together with an affiliate of the government of Venezuela, we established Siembra Minera, the entity whose purpose is to develop the Siembra Minera Project. Siembra Minera is beneficially owned 55% by Corporacion Venezolana de Mineria, S.A., a Venezuelan government corporation and 45% by Gold Reserve.

The significant negotiated terms related to the formation of Siembra Minera and its development and operation of the Siembra Minera Project include:

▪  Siembra Minera holds certain gold, copper, silver and other strategic mineral rights within Bolivar State comprising approximately 18,950 hectares in an area located in the Km 88 gold mining district of southeast Bolivar State which includes the historical Brisas and Cristinas areas. The mineral rights held by Siembra Minera have a 20 year term with two 10 year extensions;

▪  Gold Reserve, under a Technical Services Agreement, is expected to provide engineering, procurement and construction services to Siembra Minera for a fee of 5% over all costs of construction and development and, thereafter, for a fee of 5% over operating costs during operations;

▪  Presidential Decrees, within the legal framework of the "Orinoco Mining Arc" (created on February 24, 2016 under Presidential Decree No. 2.248 as an area for national strategic development Official Gazzette No. 40.855), will or have been issued to provide for tax and fiscal incentives for companies owned jointly with the government (”Mixed Companies”) operating in that area that include exemption from value added tax, stamp tax, municipal taxes and any taxes arising from the contribution of tangible or intangible assets, if any, to the mixed companies by the parties and the same cost of electricity, diesel and gasoline as that incurred by the government or related entities;

▪  Gold price participation, in accordance with an agreed upon formula resulting in specified respective percentages based on the sales price of gold per ounce. For sales up to $1,600 per ounce, net profits will be allocated 55% to Venezuela and 45% to us. For sales greater than $1,600 per ounce, the incremental amount will be allocated 70% to Venezuela and 30% to us. For example, with sales at $1,600 and $3,500 per ounce, net profits will be allocated 55.0%  ̶ 45.0% and 60.5%  ̶ 39.5%, respectively;

▪  Payment of a special advantage to Venezuela of 3% of gross sales;

▪  Net smelter return royalty (“NSR”) to Venezuela on the sale of gold, copper, silver and any other strategic minerals of 5% for the first ten years of commercial production, 6% for the next ten years;

▪  Income tax rate upon the commencement of commercial production of 14% for years one to five, 19% for years 6 to 10, 24% for years 11 to 15, 29% for years 16 to 20 and 34% thereafter;

▪  Authorization to export and sell concentrate and doré containing gold, copper, silver and other strategic minerals outside of Venezuela and maintain foreign currency balances associated with sales proceeds;

▪  Siembra Minera is expected to undertake initiatives to secure financing(s) to fund the anticipated capital costs of the Siembra Minera Project, which is expected to be in excess of $2 billion. In order to facilitate the early startup of the pre-operation and construction activities, Venezuela agreed to advance $110.2 million to Siembra Minera, which is expected to be repaid from the financing proceeds;

▪  Funds associated with future capital cost financings and sale of gold, copper and silver will be held in offshore US dollar accounts and dividends and profit distributions, if any, will be directly paid to the shareholders of Siembra Minera;

▪  All funds will be converted into local currency at the most favorable exchange rate offered by Venezuela to other entities to pay, as required, Venezuela income taxes and annual operating and capital costs denominated in Bolivars for the Siembra Minera Project;

▪  Venezuela agreed to use its best efforts to grant to Siembra Minera similar terms that would apply to the Siembra Minera Project in the event Venezuela enters into an agreement with a third party for the incorporation of a mixed company to perform similar activities with terms and conditions that are more favorable than the above tax and fiscal incentives;

▪  Venezuela will indemnify us and our affiliates against any future legal actions related to property ownership associated with the Siembra Minera Project;

▪  The parties will retain their respective interest in Siembra Minera in the event the settlement payments are not made by Venezuela; and

▪  The board of directors is comprised of seven individuals, of which four are appointed by Venezuela and three by us.

Preliminary Economic Assessment

On March 16, 2018, the Company announced the results of a technical report for the PEA of the Siembra Minera Gold Copper Project in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101"). The technical report in connection with the PEA (the "Siembra Minera Technical Report") prepared by Roscoe Postle Associates, Inc. ("RPA"), Samuel Engineering Inc. ("Samuel Engineering"), Tierra Group International, Ltd ("Tierra Group"), and AATA International, Inc. ("AATA") is available to the public at www.sedar.com and www.sec.gov, as well as, the Company’s website at www.goldreserveinc.com. The summary section of the March 16, 2018 PEA of the Siembra Minera Project Report prepared in compliance with NI 43-101 is included in the Company's annual information form.

Siembra Minera Project Completed Activities

The recent activities of the Company in relation to the Siembra Minera Project have included:

•         Obtained the Permit to Effect for the Siembra Minera Project from the Venezuelan Ministry of the Environment on May 7, 2018;

•         Participated in an inauguration ceremony which included the officials from the Ministry of the Environment, the Minister of Mines, the Bolivar State Governor and other high government officials to mark the formal commencement of activities on the Siembra Minera Project now that the Environmental Permit to Effect has been issued;

•         Launched a number of social programs to improve the health care in the Siembra Minera Project area addressing the malaria problem with medicines and preventive measures, rehabilitation and upgrade of schools and sports courts located in the Project vicinity and generating engineering assessments for future upgrades to the local communities' water supply and sewage system infrastructure;

•         Completed and published the Siembra Minera Technical Report with respect to the PEA as discussed above;

•         Samuel Engineering provided preliminary design and cost estimates for the Small Plant and also provided support to RPA on the Large Plant with design and related capital cost estimates. The Small Plant is expected to complement the Large Plant for the early production of gold and generation of cash flow;

•         Tierra Group provided preliminary design and cost estimates for the Small Plant tailings dam facility and also provided support to RPA on the Large Plant tailings dam design and capital cost estimates;

•         Ingenieria Caura, S.A. ("Caura") outlined an Early Works Program (including earthwork, timber clearing and road building) along with various permitting applications which have been submitted to the government.  In addition, Caura is preparing the Venezuela Environment Impact Statements ("VEIS") for  both the Small and Large Plants;

•         AATA is preparing to complete an International Environmental and Social Impact Assessment ("IESIA") for the Project utilizing input from the above consultants. This report will be instrumental in project financing of the Large Plant. Prizma LLC is providing support and assistance to Caura and AATA for the social aspects of the VEIS and IESIA;

•         Global Resource Engineering is providing support and  assistance to Caura and AATA for the geochemistry and water quality aspects of the VEIS and IESIA;

•         Local contractors have provided support services working with Gold Reserve and Siembra Minera by mobilizing certain equipment to the site and assisting with the anti-malaria program with smoker units going throughout the local communities to assist with the eradication of the source of the malaria; and

•         As a result of the PEA produced by RPA the business model was modified according to the new findings and capital and operating cost update.  Also, a new Cash Flow Model was developed by RPA to represent separately both the Large and Small Plants.

The Company has incurred the initial costs associated with the work so far completed on the Siembra Minera Project, which through March 31, 2018 amounted to a total of approximately $9.7 million. These expenditures primarily include costs associated with consultants working on the project, which have been recognized in the Consolidated Statements of Operations.

Siembra Minera Project Development

Siembra Minera is expected to continue to undertake initiatives to secure financing(s) to fund the anticipated capital cost of the Siembra Minera Project, which is expected to be in excess of $2 billion. Concurrent with financing efforts, the next phase of the Project’s development is expected to include detail design work for the Small Cyanidation Plant and related facilities along with the metallurgical testing to support the metallurgical process used in the Plant.  Subject to appropriate funding we expect to initiate the feasibility study on the Large Flotation Plant and concurrent detailed engineering.

With the issuance of the Permit to Effect we expect to commence various on-site activities such as site clearing, construction of a temporary camp and warehouse facilities, drilling of dewatering and development drill holes, access roads on the property, opening of the quarry for construction aggregates and commencement of initial construction activities. Further permits and authorizations will be required to place the project into production which will be requested during this initial period of activity.

Proposals are currently being evaluated for a drilling program which will support the overall project development activities, water management wells, and test areas where additional resource potential is evident. Siembra Minera has established local management offices in Caracas and Puerto Ordaz which will support its plan to complete various geotechnical studies as well as environmental and social studies to augment and update previous work on the property. This work will support the generation of a pre-feasibility study for the small and large plant and generate an International Environmental & Social Impact Assessment (IESIA) for the support of the various operating and environmental permits that will be required for the project.

Siembra Minera also announced a number of social programs to improve the health care in the Siembra Minera Project area specifically addressing the malaria problem with medicines and preventive measures, rehabilitating and upgrading schools and sports courts located in the Project vicinity and generating engineering assessments for future upgrades to the local communities' water supply and sewage system infrastructure.

On May 11, 2018 an inauguration ceremony on the property was held to mark the formal commencement of activities now that the Environmental Permit has been issued.  The ceremony was attended by officials from the Ministry of the Environment, the Minister of Mines, the Bolivar State Governor, the Commanders of the Army for Bolivar State and Commanders of the National Guard, along with representative of Sifontes Municipality, the surrounding communities and local labor leaders as well as representatives of Siembra Minera and the Company.

BRISAS ARBITRAL AWARD SETTLEMENT AND MINING DATA SALE

In October 2009, we initiated a claim (the "Brisas Arbitration") under the Additional Facility Rules of the ICSID of the World Bank to obtain compensation for the losses caused by the actions of Venezuela that terminated our Brisas Project in violation of the terms of the Treaty between the Government of Canada and the Government of Venezuela for the Promotion and Protection of Investments.

In September 2014, the ICSID Tribunal unanimously awarded us the Award totaling (i) $713 million in damages, plus (ii) pre-award interest from April 2008 through the date of the Award based on the U.S. Government Treasury Bill Rate, compounded annually totaling, as of the date of the Award, approximately $22.3 million and (iii) $5 million for legal costs and expenses, for a total, as of September 22, 2014, of $740.3 million. The Award (less legal costs and expenses) accrues post-award interest at a rate of LIBOR plus 2%, compounded annually for a total estimated Award as of the date of the Settlement Agreement of $770 million.

In July 2016, we signed the Settlement Agreement, whereby Venezuela agreed to pay us the amount of the Award (including interest) and purchase our Mining Data. Under the terms of the Settlement Agreement, as amended, Venezuela agreed to pay the Company $792 million to satisfy the Award and $240 million for the purchase of the Mining Data for a total of approximately $1.032 billion in monthly installments. The first $240 million to be received by Gold Reserve from Venezuela is related to the sale of the Mining Data.

In addition, the Company agreed to suspend the legal enforcement of the Award until final payment is made by Venezuela and Venezuela irrevocably waived its right to appeal the February 2017 judgment issued by the Cour d'appel de Paris dismissing the annulment applications filed by Venezuela in respect of the Award and agreed to terminate all other proceedings seeking annulment of the Award. Pursuant to the Settlement Agreement, Venezuela agreed to make a payment of $40 million (the "Initial Payment") followed by 23 monthly payments of $29.5 million on or before the 15th day (previously the 10th day) of each month starting in July 2017, with a final payment of approximately $313.3 million scheduled to be paid on or before June 15, 2019.

The terms of the Settlement Agreement also included Venezuela's obligation to make available to an escrow agent negotiable financial instruments, with a face value of at least $350 million, partially guaranteeing the payment obligations to the Company.  As of the date of this report, the collateral has not yet been provided to the escrow agent.  The Company and Venezuela continue discussions regarding this matter.

Payments made by Venezuela associated with the Settlement Agreement were initially deposited into the Trust Account with Bandes Bank (the "Trustee"), a Venezuelan state-owned development bank. Under the Trust Agreement, the Company has the right to direct the transfer of the funds to its bank account outside of Venezuela. For financial statement purposes, deposits held in the Trust Account as of the balance sheet date are recorded as cash and cash equivalents and deposits made to the Trust Account subsequent to the balance sheet date but prior to the date of issuance of the consolidated financial statements are recorded as a receivable from sale of Mining Data.

On June 13, 2017, Venezuela deposited the Initial Payment of $40 million into the Trust Account and subsequently made additional monthly installment deposits of $29.5 million each from July through November, 2017 for a total of $187.5 million. As of March 31, 2018 Venezuela had deposited approximately $187.5 million to the Trust Account. Of this amount, approximately $128.5 million had been transferred to the Company's bank account outside of Venezuela with the balance of approximately $59 million remaining in the Trust Account. As of the date of this report the Trustee has transferred a total of approximately $142.1 million to our North American bank account with approximately $45.4 million remaining in the Trust Account. The monthly payments pursuant to the Settlement Agreement from December 2017 and January through May 2018 totaling approximately $177 million remain unpaid.

Due to U.S. and Canadian Sanctions against Venezuela and the uncertainty of transferring the funds still on deposit in the Trust account outside of Venezuela, the Board of Directors has only considered those funds actually received by the Company in its North American bank account as funds available for purposes of calculating the CVR and Bonus Plan distributions, however, the full amount due based on total payments to the Trust Account has been accrued as a payable in the Consolidated Balance Sheets.

In August 2017, the U.S. government imposed financial sanctions targeting the Venezuelan government by issuing an executive order that prohibits U.S. persons from dealing in financing of greater than 30 days for the Venezuelan government, including any entity owned or controlled by the Venezuelan government (with respect to the state oil company and its subsidiaries, these restrictions prohibit financings of greater than 90 days).  In addition, U.S. persons are prohibited from dealing in, among other things, bonds or equity issued by the Venezuelan government after the U.S. financial sanctions were imposed on August 25, 2017.  These U.S. financial sanctions built on sanctions imposed by the U.S. government starting in March 2015 that prohibit various Venezuelan officials from traveling to the U.S., freeze any assets they may have in the U.S. and generally prohibit U.S. persons from doing business with them and any entity they own 50% or more. Subsequent to the U.S. actions, Canada imposed its own sanctions. Recently the U.S. government added several additional individuals to the sanctions list and prohibited U.S. persons from dealing in cryptocurrencies issued by the Venezuelan government. The U.S. and Canadian governments have been reported to be considering further sanctions (collectively, the “Sanctions”). The Sanctions, in addition to the economic and financial condition of Venezuela, have complicated the monthly transfer of funds from Venezuela to our North American bank account.

Pursuant to a 2012 restructuring of convertible notes, we issued Contingent Value Rights ("CVRs") that entitle the holders to an aggregate of 5.466% of proceeds associated with the collection of the Award, sale of mining data or an enterprise sale (the "Proceeds"), less amounts sufficient to pay or reserve for taxes payable, certain associated professional fees and expenses not to exceed $10 million, any accrued operating expenses as of the date of the receipt of proceeds not to exceed $1 million and the balance of any remaining Notes and accrued interest thereon (the  "Net Proceeds"). We have been advised by a CVR holder that it believes that the Company’s 45% interest in Siembra Minera represents “Proceeds” for purposes of the CVRs and as such it believes it is entitled to the value of 5.466% of that interest. For a variety of reasons, the Board of Directors does not agree with that position and believes it is inconsistent with the CVRs and the terms and manner upon which we reached settlement as to the Award with the Venezuelan government. We are in discussions with the CVR holder on this subject, all of which are preliminary and it is not possible at this time to know the outcome of this matter.

The Board of Directors approved a bonus plan (the "Bonus Plan") in May 2012, which was intended to compensate the participants, including executive officers, employees, directors and consultants for their contributions related to: the development of the Brisas Project; the manner in which the development effort was carried out allowing the Company to present a strong defense of its arbitration claim; the support of the Company’s execution of the Brisas Arbitration; and the ongoing efforts to assist with positioning the Company in the collection of an award, sale of the Mining Data or enterprise sale. The bonus pool under the Bonus Plan is comprised of the gross proceeds collected or the fair value of any consideration realized related to such transactions less applicable taxes multiplied by 1% of the first $200 million and 5% thereafter. The Bonus Plan is administered by a committee of independent directors. The committee selected the individual participants in the Bonus Plan and fixed the relative percentage of the total pool to be distributed to each participant. Participation in the Bonus Plan by existing participants is fully vested, subject to voluntary termination of employment or termination for cause.

As of March 31, 2018, the total estimated remaining amount due pursuant to the terms of the CVRs (including those amounts remaining in the Trust Account) from the sale of the Mining Data was approximately $1.9 million. The amount distributed during the three months ended March 31, 2018 based on amounts actually received in our North American bank account was approximately $1.2 million.

As of March 31, 2018, the total estimated remaining amount due pursuant to the terms of the Bonus Plan (including those amounts remaining in the Trust Account) from the sale of the Mining Data is approximately $0.3 million. The amount distributed during the three months ended March 31, 2018 based on amounts actually received in our North American bank account was approximately $0.3 million.

The Company maintains the Gold Reserve Director and Employee Retention Plan.  Each unit (a "Retention Unit") granted to a participant entitles such person to receive a cash payment equal to the fair market value of one Gold Reserve Class A common share on the date the Retention Unit is granted or on the date any such participant becomes entitled to payment, whichever is greater. Units previously granted under the plan became fully vested upon the collection of proceeds from sale of the Mining Data and the Board of Director's agreement to distribute a substantial majority of the remaining proceeds to our shareholders.  In June 2017, as a result of the collection of proceeds related to the sale of the Mining Data, the Retention Units vested and in the third quarter of 2017 the Company paid $7.7 million to plan participants. As of March 31, 2018 there were no Retention Units outstanding.

Following receipt of funds transferred from the Trust Account to our North American bank account and after applicable payments to CVR holders and Bonus Plan participants, we expect to distribute to our shareholders a substantial majority of any remaining proceeds, subject to applicable regulatory requirements and retaining sufficient reserves for operating expenses, contractual obligations, accounts payable and income taxes, and any obligations arising as a result of the collection of the Award and/or sale of the Mining Data.

Financial Overview

Our overall financial position is influenced by the Settlement Agreement and the proceeds received thereunder, the settlement in the third quarter of 2017 of all of our outstanding notes and the ongoing payment of amounts due pursuant to the CVRs, Retention and Bonus Plans. Recent operating results continue to be impacted by expenses associated with the formation and start-up activities related to Siembra Minera, costs associated with the Settlement Agreement, interest expense related to our debt and costs associated with maintaining our legal and regulatory obligations in good standing.

Historically we have financed our operations through the issuance of common stock, other equity securities and debt. The timing of any future investments or transactions if any, and the amounts that may be required cannot be determined at this time and are subject to available cash, the continued collection, if any, of the proceeds associated with the sale of the Mining Data or collection of the Award and/or future financings, if any. We have only one operating segment, the exploration and development of mineral properties.

Our longer-term funding requirements may be adversely impacted by the timing of the collections of the amounts due pursuant to the Settlement Agreement, financial market conditions, industry conditions, regulatory approvals or other unknown or unpredictable conditions and, as a result, there can be no assurance that additional funding will be available or, if available, offered on acceptable terms.

Liquidity and Capital Resources

At March 31, 2018, we had cash and cash equivalents of approximately $132.6 million (including cash of $58.9 million held in trust) (See Note 4 to the consolidated financial statements), which represents a decrease from December 31, 2017 of approximately $5.1 million. The net decrease was primarily due to cash used in operations as more fully described in the “Operating Activities” section below.

	2018	Change	2017
Cash and cash equivalents	$132,606,002	$(5,066,716)	$137,672,718

Subsequent to the balance sheet date the Trustee transferred an additional $13.6 million out of the Trust Account for a total amount transferred to our North American bank account of approximately $142.1 million. As of the date of this report, the balance of approximately $45.4 million remains in the Trust Account.

As of March 31, 2018, we had financial resources including cash, cash equivalents and marketable securities totaling approximately $132.9 million including $58.9 million remaining in the Trust Account (See Note 4 to the consolidated financial statements), Brisas Project related equipment with an estimated net realizable value of approximately $11.7 million (See Note 6 to the consolidated financial statements), and short-term financial obligations including income tax, contingent value rights, accounts payable and accrued expenses of approximately $23.0 million.

We have no revenue producing operations at this time and our working capital position is dependent upon receipt of payments under the Settlement Agreement and our cash burn rate and we may be required to seek additional sources of funding to ensure our ability to continue our activities in the normal course.

Operating Activities

Cash flow used in operating activities for the three months ended March 31, 2018 and 2017 was approximately $5.0 million and $2.1 million, respectively. Cash flow used in operating activities consists of net loss (the components of which are more fully discussed below) adjusted for gains on investing activities and non-cash expense items primarily related to stock option compensation and certain non-cash changes in working capital.

Cash flow used in operating activities during the three months ended March 31, 2018 increased from the prior comparable period primarily due to an increase in cash paid for expenses related to Siembra Minera, expenses related to obligations resulting from the receipt of payments from the Trust Account pursuant to the Settlement Agreement and professional costs associated with legal and tax issues.

Investing Activities

Cash flow from investing activities increased during the three months ended March 31, 2018 due to an increase in purchases of property, plant and equipment. As of March 31, 2018, the Company held approximately $11.7 million of Brisas Project related equipment intended for future sale or use (See Note 6 to the consolidated financial statements).

Financing Activities

During the three months ended March 31, 2017, certain directors, officers, employees and consultants exercised approximately 0.1 million outstanding options for net proceeds to the Company of approximately $0.4 million. The Company did not have cash flows from financing activities during the three months ended March 31, 2018.

Contractual Obligations

We had no material contractual obligation payments as of March 31, 2018.

Results of Operations

Summary Results of Operations

	2018	2017	Change
Income	$ 31,597	$ 6,688	$ 24,909
Total Expenses	(2,498,158)	(8,761,375)	6,263,217
Net loss before tax	$ (2,466,561)	$ (8,754,687)	$ 6,288,126

Consolidated net loss before tax for the three months ended March 31, 2018 was approximately $2.5 million representing a decrease of $6.3 million over the comparable period in 2017.

Income

	2018	2017	Change
Interest income	$ 21,088	$ 15,032	$ 6,056
Gain on marketable equity securities	12,456	–	12,456
Foreign currency loss	(1,947)	(8,344)	6,397
	$ 31,597	$ 6,688	$ 24,909

As the Company has no commercial production at this time, other income is often variable from period to period. The increase in other income was primarily due to increases in interest income as a result of higher levels of cash, an increase in gain on marketable equity securities as a result of a change in accounting principle and a decrease in foreign currency loss.

Expenses

Corporate general and administrative expense for the three months ended March 31, 2018 decreased from the comparable period in 2017 primarily due to a decrease in expense related to non-cash charges associated with the issuance of stock options, partially offset by bonus plan expense. Expenses associated with the Siembra Minera Project increased from the prior periods as a result of the Company ramping up its activities related to the development of the project. Legal and accounting expenses increased as a result of increased professional fees associated with the Sanctions and efforts to collect the payments pursuant to the Settlement Agreement as well as advice regarding tax issues. The increase in equipment holding costs was due to the relocation of certain equipment in 2018. The decrease in interest expense was due to the redemption and conversion of convertible notes in the third quarter of 2017.  Overall, total expenses for the three months ended March 31, 2018 decreased by approximately $6.3 million from the comparable period in 2017.

	2018	2017	Change
Corporate general and administrative	$ 1,170,835	$ 5,391,534	$ (4,220,699)
Siembra Minera Project	581,033	205,998	375,035
Exploration costs	–	28,694	(28,694)
Legal and accounting	433,803	149,070	284,733
Arbitration and settlement	36,635	182,260	(145,625)
Equipment holding costs	275,852	155,026	120,826
Interest expense	–	2,648,793	(2,648,793)
Total expenses	$ 2,498,158	$ 8,761,375	$ (6,263,217)

SUMMARY OF QUARTERLY RESULTS (1)

Quarter ended	3/31/18	12/31/17	9/30/17	6/30/17	3/31/17	12/31/16	9/30/16	6/30/16
Income (loss)	$31,597	$(120,524)	$82,289,038	$88,522,726	$6,688	$(554,106)	$6,798	$9,032
Net income (loss)
before tax (2)	(2,466,561)	(3,935,744)	65,135,602	72,138,879	(8,754,687)	(6,400,329)	(5,585,556)	(4,637,513)
Per share	(0.02)	(0.04)	0.68	0.80	(0.10)	(0.08)	(0.06)	(0.06)
Fully diluted	(0.02)	(0.04)	0.68	0.70	(0.10)	(0.08)	(0.06)	(0.06)
Net income (loss) (2)	(3,065,851)	7,698,845	34,275,443	56,291,275	(8,754,687)	(6,400,329)	(5,585,556)	(4,637,513)
Per share	(0.03)	0.08	0.36	0.63	(0.10)	(0.08)	(0.06)	(0.06)
Fully diluted	(0.03)	0.08	0.36	0.55	(0.10)	(0.08)	(0.06)	(0.06)

(1)     The information shown above is derived from our consolidated financial statements that have been prepared in accordance with U.S. generally accepted accounting principles.

(2)     Net income (loss) from continuing and total operations attributable to owners of the parent.

In the first quarter of 2018, other income increased as a result of a decrease in foreign currency loss. In the fourth quarter of 2017, other income decreased as the Company did not record any additional receipts from the sale of its Mining Data. In the third quarter of 2017, the Company recorded $88.5 million of income related to the sale of its Mining Data and a $6.1 million loss on settlement of debt. In the second quarter of 2017, the Company recorded $99.0 million of income related to the sale of its Mining Data and a $10.5 million loss on settlement of debt. In the first quarter of 2017, other income (loss) consisted of interest income and foreign currency loss.  In the fourth quarter of 2016, other income (loss) primarily consisted of a loss on write-down of property, plant and equipment partially offset by foreign currency gain. In the second and third quarters of 2016, other income (loss) consisted of interest income, gain (loss) on settlement of debt and foreign currency loss.

In the first quarter of 2018, the Company recorded a net loss as the Company did not record any additional receipts from the sale of its Mining Data. In the fourth quarter of 2017, the Company recorded net income primarily as a result of an adjustment to income tax expense. In the second and third quarters of 2017, the Company recorded net income as a result of the deposit of funds by Venezuela into the Trust Account associated with the sale of its Mining Data partially offset by the loss on settlement of debt. In the first quarter of 2017, net loss increased primarily as a result of non-cash stock option compensation expense of $4.4 million partially offset by a $1.2 million decrease in arbitration and settlement costs. In the fourth quarter of 2016, net loss increased as a result of a loss on write-down of property, plant and equipment as well as an increase in costs associated with employee compensation and director fees. In the third quarter of 2016, net loss increased mainly as a result of increased expenses related to increased efforts to settle the Award and the incurrence of costs associated with the formation of Siembra Minera. Net loss in the second quarter of 2016 decreased as a result of a decrease in arbitration enforcement and collection and legal and accounting expense.

Off-Balance Sheet Arrangements

The Company is not a party to any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on the Company’s financial condition, changes in financial condition, revenues, expense, results of operations, liquidity, capital expenditures or capital resources.